UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 1-34598

IFM INVESTMENTS LIMITED

26/A, East Wing, Hanwei Plaza

No.7 Guanghua Road, Chaoyang District

Beijing, 100004

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     )

EXHIBITS

Number	Description of Document

2.1	First Amendment dated as of June 6, 2012, to the Rights Agreement dated as of November 17, 2010, between IFM Investments Limited and American Stock Transfer & Trust Company, L.L.C.

4.1	Restructuring Deed dated as of April 27, 2012, among IFM Overseas Partners L.P., IFM Overseas Limited, IFM Investments Limited, Donald Zhang, Harry Lu and GL Asia Mauritius II Cayman Ltd.

4.2	Supplemental Deed to the Restructuring Deed, dated as of June 6, 2012

99.1	Press Release Announcing Completion of Settlement of Shareholder Petition

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFM INVESTMENTS LIMITED

	By:	/s/ Kevin Cheng Wei
	Name:	Kevin Cheng Wei
	Title:	Chief Financial Officer

Dated: June 11, 2012